[ING LOGO]

April 4, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios Inc.

(File Nos. 333-05173; 811-07651

ING VP Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Variable Funds

(File Nos. 002-51739; 811-2514)

ING VP Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING VP Money Market Portfolio

(File Nos. 002-53038; 811-02565)

ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

Dear Ms. White:

This letter responds to comments provided to Paul Caldarelli on March 20, 2007, for Post-Effective Amendment No. 28, 32, 70, 65, 59 and 26 to the Registration Statement for ING Variable Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Funds, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio and ING Strategic Allocation Portfolios, Inc. (“Registrants”) respectively. Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Prospectuses and their related Statement of Additional Information (“SAIs”). Where applicable, conforming changes were made to the Prospectuses and SAIs of the various share classes. In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT

1. Comment: The Staff would like confirmation that the Registrants have complied with new fund-of-fund releases, regarding the fact that the funds may invest in other funds.

2. Response: Registrants confirm that they are in compliance with the latest fund-of-funds release.

GENERAL COMMENT:

1. Comment: For all funds that have the “Other Investment Company” risk, Staff requests that we add a statement: “Portfolios that invest in other investment companies will be subject to higher fees since in addition to their own fees, they bear a portion of the expenses of the other investment company.” Per Staff, the statement does not need to be verbatim, but something similar.

2. Response: The Registrants have added the requested disclosure to the risk entitled “Other Investment Companies” risk.

GENERAL COMMENT:

1. Comment: Staff noted that due to new Rule 22c-2 information requirement, the Registrants may need to revise their language to satisfy the requirement.

2. Response: The Registrants believe that they are in compliance with Rule 22c-2 and any necessary disclosure changes will be made on or about October 16, 2007 (final compliance date for Rule 22c-2).

Very truly yours,

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Susan Lambert, Esq.

Goodwin Procter LLP

Attachment A

[ING LOGO]

April 4, 2007

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios Inc.

(File Nos. 333-05173; 811-07651

ING VP Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Variable Funds

(File Nos. 002-51739; 811-2514)

ING VP Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING VP Money Market Portfolio

(File Nos. 002-53038; 811-02565)

ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

Dear Ms. White:

ING Variable Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Funds, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio and ING Strategic Allocation Portfolios, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Suzanne Lambert

Goodwin Procter LLP